UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 1)*
VISHAY INTERTECHNOLOGY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

928298108
(CUSIP Number)

Ruta Zandman
63 Lancaster Avenue
Malvern, Pennsylvania 19355-2143
 (610) 644-1300
 (Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

 July 8, 2014
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Ruta Zandman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,127,483 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,894,934 (2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,127,483 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes (i) 240,683 shares of common stock, par value $0.10 per share ("Common Stock") of Vishay Intertechnology, Inc. ("Company") held directly by Mrs. Zandman; (ii) 37,417 shares of Common Stock and 8,616,834 shares of Common Stock issuable upon conversion of an equal number of shares of the Company's Class B Common Stock, par value $0.10 per share ("Class B Common Stock") held by the estate of Dr. Felix Zandman, with respect to which Mrs. Ruta Zandman is the executrix; and (iii) 2,232,549 shares of Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock that are subject to a Voting Agreement (as defined and discussed in Item 6 of Schedule 13D (as defined below)) pursuant to which Mrs. Zandman, as the Voting Representative (as defined in Item 6 of Schedule 13D), may direct the voting of such shares, to the extent that, and in the same manner as, a majority of shares of Class B Common Stock held by Mrs. Zandman, Dr. Zandman's estate, and their respective "permitted transferees" (as such term is defined in the Company's amended and restated certificate of incorporation) are voted on such matter.  Such majority currently is held of record by the estate of Dr. Felix Zandman, with respect to which Mrs. Ruta Zandman is the executrix, and over which she has exclusive voting and dispositive power.
(2) Includes (i) 240,683 shares of Common Stock held directly by Mrs. Zandman; and (ii) 37,417 shares of Common Stock and 8,616,834 shares of Common Stock issuable upon conversion of an equal number of shares of the Class B Common Stock held by the estate of Dr. Felix Zandman, with respect to which Mrs. Ruta Zandman is the executrix.
(3) Based on 135,319,976 shares of Common Stock and 12,129,227 shares of Class B Common Stock outstanding as of May 2, 2014, as disclosed in the Company's Quarterly Report on Form 10-Q for the period ended March 29, 2014, filed with the Securities and Exchange Commission (the "SEC") on May 6, 2014.  The Class B Common Stock is entitled to 10 votes per share, while the Common Stock is entitled to one vote per share.  Accordingly, while the shares of Common Stock beneficially owned by Mrs. Zandman assuming conversion of all Class B Common Stock beneficially owned by Mrs. Zandman amount to 7.6% of the outstanding Common Stock, the shares of Common Stock and Class B Common Stock beneficially owned by Mrs. Zandman currently provide Mrs. Zandman with sole or shared voting power over 42.4% of the Common Stock.

1	NAMES OF REPORTING PERSONS Marc Zandman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,585 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,585 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,585 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes (i) 6,466 shares of Common Stock held directly by Mr. Zandman; (ii) 27,619 shares of Common Stock that Mr. Zandman has the right to purchase upon the exercise of options that are exercisable within 60 days of the date of this report; (iii) 750 shares of Common Stock issuable upon conversion of an equal number of shares of the Class B Common Stock held directly by Mr. Zandman; and (iv) 750 shares of Common Stock issuable upon conversion of an equal number of shares of the Class B Common Stock owned by one of Mr. Zandman's children.
(2) Based on 135,319,976 shares of Common Stock and 12,129,227 shares of Class B Common Stock outstanding as of May 2, 2014, as disclosed in the Company's Quarterly Report on Form 10-Q for the period ended March 29, 2014, filed with the SEC on May 6, 2014.

1	NAMES OF REPORTING PERSONS Ziv Shoshani
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,251
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,251
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,251
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Based on 135,319,976 shares of Common Stock and 12,129,227 shares of Class B Common Stock outstanding as of May 2, 2014, as disclosed in the Company's Quarterly Report on Form 10-Q for the period ended March 29, 2014, filed with the SEC on May 6, 2014.

This Amendment No. 1 to the Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed with the SEC on August 30, 2011 (as amended, the "Schedule 13D") by Mrs. Ruta Zandman, Mr. Marc Zandman, and Mr. Ziv Shoshani (collectively, the "Reporting Persons) in connection with the transfer of certain shares of Class B Common Stock from the Felix Zandman Grantor Retained Annuity Trust u/a November 11, 2010 (the "2010 GRAT"), of which each of the Reporting Persons is a co-trustee and over which they share voting and dispositive power, to the estate of Dr. Felix Zandman.  Such transfer was effected pursuant to the estate plan of Dr. Felix Zandman and the terms of the 2010 GRAT, and the Reporting Persons expect that such transferred shares of Class B Common Stock will subsequently be transferred to the 2011 Trust (as defined below) as discussed in Item 2 below.

Items 2 and 5 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined in this Amendment have the respective meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.
(a) - (c)	This statement on Schedule 13D is being filed by (A) Mrs. Ruta Zandman, individually and as (i) the executrix of the estate of Dr. Felix Zandman; (ii) co-trustee of the Dr. Felix Zandman Family Trust u/a 1/14/11 (the "2011 Trust"); and (iii) the Voting Representative under the Voting Agreement; (B) Mr. Marc Zandman, individually and as co-trustee of the 2011 Trust; and (C) Mr. Ziv Shoshani, individually and as co-trustee of the 2011 Trust (collectively, the "Reporting Persons"). Upon the eventual termination of Dr. Felix Zandman's estate, all shares of Common Stock and Class B Common Stock held by the estate will be (or will have been) transferred to the 2011 Trust.
Mrs. Zandman serves as a director of the Company. Mr. Zandman serves as the Executive Chairman of the Board of Directors of the Company and its Chief Business Development Officer, as well as the Chairman of the Board of Directors of Vishay Precision Group, Inc. ("VPG").  Mr. Shoshani services as the Chief Executive Officer of VPG, in addition to serving on the Boards of Directors of the Company and VPG. The business address of the Reporting Persons and the Company is 63 Lancaster Avenue, Malvern, Pennsylvania 19355.
Item 5.	Interest in Securities of the Issuer.
(a), (b)                  The aggregate number and percentage of shares of Common Stock owned by each Reporting Person are (i) based upon 135,319,976 shares of Common Stock and 12,129,227 shares of Class B Common Stock outstanding as of May 2, (ii) assume the exercise of all options to purchase Common Stock exercisable within 60 days of the date of this report beneficially owned by such Reporting Person, and (iii) assume the conversion into Common Stock of all of the shares of Class B Common Stock beneficially owned by such Reporting Person.
Mrs. Zandman may be deemed to beneficially own an aggregate of 11,127,483 shares of Common Stock as a result of her beneficial ownership of (i) 278,100 shares of Common Stock and (ii) 10,849,383 shares of Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock.  This aggregate number represents approximately 7.6% of the total shares of the Company's Common Stock currently outstanding.  The Class B Common Stock is entitled to 10 votes per share.  The shares of Common Stock and Class B Common Stock beneficially owned by Mrs. Zandman currently provide her with sole or shared voting power over 42.4% of the Common Stock.
Mrs. Zandman may be deemed to have the sole power to vote or direct the vote of 11,127,483 shares of Common Stock, comprised of (i) 240,683 shares of Common Stock held directly by her; (ii) 37,417 shares of Common Stock held by the estate of Dr. Felix Zandman, with respect to which Mrs. Zandman is the executrix, (iii) 8,616,834 shares of Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the estate of Dr. Felix Zandman, with respect to which Mrs. Zandman is the executrix, and (iv) 2,232,549 shares of Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock that are subject to the Voting Agreement.
Mrs. Zandman may be deemed to have the sole power to dispose or direct the disposition of 8,894,934 shares of Common Stock, comprised of (i) 240,683 shares of Common Stock held directly by her; (ii) 37,417 shares of Common Stock held by the estate of Dr. Felix Zandman, with respect to which Mrs. Zandman is the executrix, and (iii) 8,616,834 shares of Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the estate of Dr. Felix Zandman, with respect to which Mrs. Zandman is the executrix. Mrs. Zandman does not have sole or shared dispositive power over the shares that are subject to the Voting Agreement.  The Class B Common Stock is entitled to 10 votes per share, while the Common Stock is entitled to one vote per share.  Accordingly, while the shares of Common Stock beneficially owned by Mrs. Zandman assuming conversion of all Class B Common Stock beneficially owned by Mrs. Zandman amount to 7.6% of the outstanding Common Stock, the shares of Common Stock and Class B Common Stock beneficially owned by Mrs. Zandman currently provide Mrs. Zandman with sole or shared voting power over 42.4% of the Common Stock.
Mr. Zandman may be deemed to beneficially own an aggregate of 35,585 shares of Common Stock as a result of his beneficial ownership of (i) 6,466 shares of Common Stock held directly by him; (ii) 27,619 shares of Common Stock that Mr. Zandman has the right to purchase upon the exercise of options that are exercisable within 60 days of the date of this report; (iii) 750 shares of Common Stock issuable upon conversion of an equal number of shares of the Class B Common Stock held directly by Mr. Zandman; and (iv) 750 shares of Common Stock issuable upon conversion of an equal number of shares of the Class B Common Stock owned by one of Mr. Zandman's children.  This aggregate number represents approximately 0.0% of the total shares of the Common Stock currently outstanding.  Mr. Zandman may be deemed to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such shares of Common Stock.
Mr. Shoshani may be deemed to beneficially own an aggregate of 18,251 shares of Common Stock. This aggregate number represents approximately 0.0% of the total shares of the Company's Common Stock currently outstanding.  Mr. Shoshani may be deemed to have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such shares of Common Stock.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2014	/s/ Ruta Zandman Ruta Zandman /s/ Marc Zandman Marc Zandman /s/ Ziv Shoshani Ziv Shoshani